Archneura, Inc.

Compiled GAAP Financial Statements (unaudited)
For the years ending December 31, 2019 and December 31, 2020

Archneura, Inc.
Consolidated Balance Sheet
December 31, 2019

Assets

Current Assets
Cash $0.00

Property and Equipment
Property and equipment, net $6230.00
Accumulated depreciation -$2076.67

Total Assets $4153.33

Liabilities and Shareholders Equity
Current Liabilities
Accounts payable $0.17

Total Liabilities $0.17

Shareholder's Equity
Retained earnings $4153.16

Total Shareholder's Equity $4153.16

Total Liabilities and Shareholder's Equity $4153.33

Archneura, Inc.
Consolidated Statement of Income
December 31, 2019

Revenues $0.00

Cost of goods $0.00

Gross Profit $0.00

Operating expenses
Marketing $137.00
Business development $0.00
Professional development $93.94
Reimbursable $0.00
Office equipment, supplies, & space $236.00
IT & software $181.19
Parking $0.00
Taxes $0.00
Licenses & regulatory $159.00
Phone & internet $0.00
Travel/transportation $703.71
Finance, bank, & insurance $48.00
Legal & accounting $650.00
Meals/networking/events $54.36
Depreciation $2076.67

Total operating expenses $4340.70

Net operating loss $4340.70

Net income -$4340.70

Total comprehensive income -$4340.70

Archneura, Inc.
Consolidated Statement of Equity
December 31, 2019

Beginning balance January 1, 2019 $6230.00

Contributions $2263.86

Net income -$4340.70

Ending balance December 31, 2019 $4153.16

Archneura, Inc.
Consolidated Statement of Cash Flows
December 31, 2019

Cash flows from operating activities
Net loss $4340.70
Adjustments to reconcile net income to net cash
     Provided by operating activities:
     Depreciation expense -$2076.67

Cash used for operating activities $2264.03

Cash flows from financing activities
Owner capital infusion $2263.86

Cash provided by financing activities $2263.86

Net decrease in cash $0.17

Cash at beginning of year $0

Cash at end of year -$0.17

Archneura, Inc.
Notes to the Consolidated Financial Statement
December 31, 2019

1. Summary of Significant Accounting Policies

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from January 1, 2019 through December 31, 2019. Archneura was registered as an LLC in 2018, incorporated in 2021, and is focused on solving the problem of disposable buildings. Currently the construction industry is demolishing buildings faster than ever before in history, leading to excessive waste and lost potential revenue, adversely impacting both building owners and the public. Archneura created the Building Quality Index (BQI), a patent-pending tool that measures overall building quality and risk, similar to a credit rating. Archneura is currently developing software to enable deployment of the BQI at scale. The BQI helps owners improve building quality, reduce risk, plan improvements, reduce operational expenses, and increase building lifespan. Archneura is a Delaware Corporation and is headquartered in northern Virginia.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Archneura, Inc (collectively, the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates. Risks and Uncertainties The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Archneura, Inc.
Notes to the Consolidated Financial Statement
December 31, 2019

1. Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computer related equipment is depreciated over three years.

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon execution of a contract. Unshipped orders are recorded as deferred revenues.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Foreign Currency
The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Nonmonetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

2. Commitments and Contingencies
The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Archneura, Inc.
Notes to the Consolidated Financial Statement
December 31, 2019

3. Property and Equipment

Property and equipment consisted of the following at December 31, 2019:

Property and equipment at cost:
Office equipment $6230.00
Less: Accumulated depreciation $2076.67
Total $4153.33

Archneura, Inc.
Consolidated Balance Sheet
December 31, 2020

Assets

Current Assets
Cash $1323.44

Property and Equipment
Property and equipment, net $6230.00
Accumulated depreciation -$4153.34

Total Assets $3400.10

Liabilities and Shareholders Equity
Current Liabilities
Accounts payable $0.00

Total Liabilities $0.00

Shareholder's Equity
Retained earnings $3400.10

Total Shareholder's Equity $3400.10

Total Liabilities and Shareholder's Equity $3400.10

Archneura, Inc.
Consolidated Statement of Income
December 31, 2020

Revenues $0.00

Cost of goods $0.00

Gross Profit $0.00

Operating expenses
Marketing $0.00
Professional development $508.17
Reimbursable $0.00
Office equipment, supplies, & space $0.00
IT & software $457.08
Parking $0.00
Taxes $0.00
Licenses & regulatory $10.00
Phone & internet $133.28
Travel/transportation $5.27
Finance, bank, & insurance $266.00
Legal & accounting $3500.00
Meals/networking/events $0.00
Depreciation $2076.67

Total operating expenses $6956.47

Net operating loss $6956.47

Net income -$6956.47

Total comprehensive income -$6956.47

Archneura, Inc.
Consolidated Statement of Equity
December 31, 2020

Beginning balance January 1, 2020 $4153.16

Contributions $6,203.41

Net income -$6956.47

Ending balance December 31, 2020 $3400.10

Archneura, Inc.
Consolidated Statement of Cash Flows
December 31, 2020

Cash flows from operating activities
Net loss $6956.47
Adjustments to reconcile net income to net cash
        Provided by operating activities:
        Depreciation expense -$2076.67

Cash used for operating activities $4879.80

Cash flows from financing activities
Owner capital infusion $6203.24

Cash provided by financing activities $6203.24

Net increase in cash $1323.61

Cash at beginning of year -$0.17

Cash at end of year $1323.44

Archneura, Inc.
Notes to the Consolidated Financial Statement
December 31, 2020

1. Summary of Significant Accounting Policies

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only include information from January 1, 2020 through December 31, 2020. Archneura was registered as an LLC in 2018, incorporated in 2021, and is focused on solving the problem of disposable buildings. Currently the construction industry is demolishing buildings faster than ever before in history, leading to excessive waste and lost potential revenue, adversely impacting both building owners and the public. Archneura created the Building Quality Index (BQI), a patent-pending tool that measures overall building quality and risk, similar to a credit rating. Archneura is currently developing software to enable deployment of the BQI at scale. The BQI helps owners improve building quality, reduce risk, plan improvements, reduce operational expenses, and increase building lifespan. Archneura is a Delaware Corporation and is headquartered in northern Virginia.

Fiscal Year
The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Archneura, Inc (collectively, the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates. Risks and Uncertainties The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Archneura, Inc.
Notes to the Consolidated Financial Statement
December 31, 2020

1. Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Computer related equipment is depreciated over three years.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon execution of a contract. Unshipped orders are recorded as deferred revenues.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Nonmonetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Archneura, Inc.
Notes to the Consolidated Financial Statement
December 31, 2020

3. Property and Equipment
Property and equipment consisted of the following at December 31, 2020:

Property and equipment at cost:
Office equipment $6230.00
Less: Accumulated depreciation $4153.34
Total $2076.66

4. Subsequent Events
Upon incorporation in 2021, the company is comprised of 10,000,000 shares valued at $100.

The Company is in the process of granting 1,250,00 to an additional cofounder.

The Company has evaluated subsequent events through April 6, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.